Sub-Item 77M:  Mergers

(a)	On July 28, 2008, the Access Capital Strategies
Community Investment Fund, Inc. ("Access Fund") was reorganized into a separate series of the Tamarack Funds
Trust (the "Trust") called Access Capital Community
Investment Fund.

(b)	At a Regular Meeting of the Board of Trustees of the
Trust held on March 7, 2008, the Board, including a majority of the Trustees who are not "interested persons" of the Trust, as defined by the Investment Company Act of 1940, as amended, approved the proposed merger of the Access Fund into Access Capital Community Investment Fund, a separate series of the Trust (the "Reorganization"). At a Special Meeting of Shareholders of the Access Fund held on June 25, 2008, the shareholders approved the Reorganization. The Agreement and Plan of Reorganization by and between the Access Fund and the Trust is attached as
Exhibit 77Q1 to Form N-SAR.